UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                February 23, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

TDC Earnings release - 2005 and 4Q 2005

February 22, 2006

Highlights for 2005

*     Revenue growth of 10.0%

*     EBITDA(1) growth of 8.4%

* Net income growth of 19.2% to DKK 4,699m excluding special items and fair value adjustments

(1) EBITDA = Earnings before interest, tax, depreciation, amortization, and special items.

Highlights for 4Q 2005

*     Revenue growth of 10.9%

*     EBITDA growth of 9.5%

* Net income growth of 8.3% excluding special items and fair value adjustments

Outlook for 2006

* For 2006 TDC expects revenue of DKK 48.0bn corresponding to an increase of 3.0% compared with 2005. EBITDA is expected to increase 3.1% to DKK 13.4bn. Net income is expected to be DKK 4.5bn

The Earnings Release has not been audited.


TDC Group, summarized income statements
---------------------------------------------------------------------------------------------------------------------------
                                                            4Q         4Q    CHANGE        2004        2005    CHANGE IN %
                                                          2004       2005      IN %
DKKM

---------------------------------------------------------------------------------------------------------------------------

REVENUE                                                 11,109     12,323      10.9      42,339      46,588           10.0
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses before depreciation etc.      (8,054)    (9,026)    (12.1)    (30,580)    (33,842)         (10.7)
Other income and expenses                                   60        113      88.3         237         257            8.4
---------------------------------------------------------------------------------------------------------------------------
EBITDA                                                   3,115      3,410       9.5      11,996      13,003            8.4
Depreciation, amortization and impairment losses       (1,874)    (1,904)     (1.6)     (6,661)     (6,790)          (1.9)
---------------------------------------------------------------------------------------------------------------------------
EBIT 1                                                   1,241      1,506      21.4       5,335       6,213           16.5
Special items                                                0      (346)         -         385       (968)              -
Income from associates                                      84         23    (72.6)       5,632         334         (94.1)
Net financials                                               8      (339)         -       (716)     (1,056)         (47.5)
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                               1,333        844    (36.7)      10,636       4,523         (57.5)
Income taxes                                             (134)      (268)   (100.0)     (1,041)     (1,026)            1.4
---------------------------------------------------------------------------------------------------------------------------
NET INCOME FROM CONTINUING OPERATIONS                    1,199        576    (52.0)       9,595       3,497         (63.6)
---------------------------------------------------------------------------------------------------------------------------
Net income from discontinued operations                    133      3,801         -         315       3,953              -
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                               1,332      4,377         -       9,910       7,450         (24.8)
---------------------------------------------------------------------------------------------------------------------------
ATTRIBUTABLE TO:
Shareholders of the Parent Company                       1,334      4,394         -       9,912       7,474         (24.6)
Minority interests                                         (2)       (17)         -         (2)        (24)              -
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
NET INCOME EXCL. SPECIAL ITEMS AND FAIR VALUE              968      1,048       8.3       3,943       4,699           19.2
ADJUSTMENTS 2
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

EBITDA MARGIN IN %                                        28.0       27.7         -        28.3        27.9              -
---------------------------------------------------------------------------------------------------------------------------

1) EBIT (operating income) is excluding special items.
2) Special items and fair value adjustments are present in several lines in the income statement as shown in the detailed income statement on page 22.

HIGHLIGHTS 2005

COPENHAGEN, Denmark, February 22, 2006 - The TDC Group's (TDC's) revenue rose 10.0% to DKK 46,588m, with income before depreciation, amortization and special items (EBITDA) up 8.4% to DKK 13,003m. Including special items and fair value adjustments, net income was DKK 7,450m which is DKK 2,460m below 2004. Net income, excluding special items and fair value adjustments, was DKK 4,699m, up 19.2% compared with 2004. The above achievements were supported by TDC's continued successful xDSL sales, strong growth in both the domestic and international mobile businesses, and ongoing stringent cost control in the domestic operations, including the effect of the redundancy programs. TDC Cable TV continued to increase its customer base and earnings. Progress was achieved despite fierce competition and a general decline in traditional landline telephony. The performance was also impacted by the acquired and divested companies, especially the acquisitions of TDC Song and HTCC. Adjusted for acquired and divested enterprises(1) and a non-recurrent impact from the lowering of the Danish corporate income tax, net income, excluding special items and fair value adjustments, rose 16.9% to DKK 4,335m.

(1) Developments from 2004 to 2005 were impacted by some changes in ownership shares, including acquisition investments in the following companies: TDC Song (November 2004), NetDesign (December 2004), HTCC (increased ownership share in April 2005), Dotcom Solutions AB (May 2005) and Ascom's business communications solutions unit, subsequently changed to sunrise business communications (May
2005). Belgacom was divested (March 2004), as were Talkline ID including divestment of Talkline's Call by Call pre-select telephony (April 2005) and Dan Net (August 2004). In the remainder of the Earnings Release, 'adjusted for acquired and divested companies' refers to reported figures for the TDC Group, TDC Solutions, TDC Mobile International and TDC Switzerland adjusted for the impact of these acquisitions and divestments.

TDC Directories, which was divested at November 30, 2005, has been included in a separate item in the Statements of Income under net income from discontinued operations.

"2005 was another good year for TDC. Our strategic moves in recent years have enabled us to secure a solid financial performance and continue to create considerable financial progress. In 2005, we further strengthened our market position through focused acquisitions and divestments, and continued to position ourselves and develop in the future growth areas of broadband and mobile services. We are therefore well equipped to meet the challenges in the competitive markets where we are active," says Henning Dyremose, president and CEO.

Capital expenditures, excluding share acquisitions in other companies, increased DKK 476m or 9.2% to DKK 5,624m in 2005. This increase was driven mainly by mobile telephony infrastructure investments in Denmark, Switzerland, Latvia and Lithuania, as well as capital expenditures in the acquired enterprises. The capex-to-revenue ratio fell 0.1 percentage point to 12.1% in 2005.

Cash flow from operating activities amounted to DKK 8,691m, down DKK 2,393m or 21.6% compared with 2004. The decrease related primarily to increased tax payments and an adverse development of working capital in 2005 compared with a favorable development in 2004. This was partly offset by improved EBITDA.

Net interest-bearing debt fell DKK 3.7bn to DKK 16.5bn at year-end 2005, due mainly to the divestment of TDC Directories.

Cash earnings per share (CEPS) increased from DKK 49.3 in 2004 to DKK 57.2 in 2005, impacted mainly by a reduced number of shares and the strong EBITDA growth.

The sum of EBITDA, the effect on cash flow from capital expenditures as well as working capital changes contributed a fall of DKK 1,073m compared with 2004. This related primarily to increased capital expenditures and an adverse development of working capital in 2005 compared with a favorable development in 2004 that was partly offset by improved EBITDA.

Compared with the Outlook for 2005 described in the first-quarter report 2005, TDC's revenue and EBITDA were impacted by the divestment of TDC Directories. If the Outlook is adjusted for the divestment of TDC Directories, revenue was DKK 1.5bn higher and EBITDA DKK 0.4bn higher than the Outlook. The improved revenue reflects higher traffic revenue in the domestic mobile operations and higher revenue in Talkline and Bite. Revenue was also favorably impacted by the acquisition of Dotcom Solutions. The improved EBITDA reflects improvements in TDC Solutions and TDC Switzerland. Compared with the Outlook, net income, excluding special items and fair value adjustments, was DKK 1.0bn higher, related to lower depreciation and financial expenses as well as lower tax driven by amendments to the Danish tax law.

Revenue and EBITDA, respectively, were DKK 0.5bn and DKK 0.2bn higher than stated in the latest Outlook for 2005 presented in the third-quarter report. The increased revenue stemmed mainly from TDC Mobile International due to more traffic in the domestic operations and Talkline than projected, and from TDC Solutions stemming partly from higher terminal sales in TDC Solutions A/S. The favorable EBITDA variance reflects mainly higher EBITDA in TDC Switzerland and TDC Solutions than expected.

TDC's customer base was 15.4m, up 14.5%. The number of mobile, internet and cable TV customers increased 19.3%, while the number of landline customers increased 1.1%.

TDC's Annual Report 2005 will be published February 24, 2006 on TDC's website: www.tdc.com.

4Q 2005 DEVELOPMENT

TDC's revenue increased 10.9% to DKK 12,323m from 4Q 2004. EBITDA increased 9.5% to DKK 3,410m. Net income excluding special items and fair value adjustments increased 8.3% to DKK 1,048m.

Capital expenditures excluding share acquisitions amounted to DKK 1,854m, up 16.4%. The capex-to-net revenues ratio increased from 14.3% in 4Q 2004 to 15.0%.

The total subscriber base increased 14.5% to 15.4m, related primarily to increases in TDC Mobile International's international operations.

Revenue

TDC's revenue amounted to DKK 12,323m in 4Q 2005, corresponding to an increase of DKK 1,214m or 10.9%, mainly reflecting increased revenue in TDC Solutions.

Adjusted for acquisitions and divestments, the growth in revenue was 5.6%.

Operating expenses

Total operating expenses increased 12.1% to DKK 9,026m in Q4 2005. Transmission costs and cost of goods sold increased 6.2% to DKK 4,591m, wages, salaries and pension costs increased 11.3% to DKK 1,924m, while other external expenses increased 25.4% to DKK 2,511m.

NUMBER OF EMPLOYEES

(full-time equivalents)
      1Q04      2Q04      3Q04     4Q04      1Q05     2Q05     3Q05     4Q05
     19270     19208     18633    19497     19406    20090    20713    20225

Compared with 4Q 2004, the number of full-time equivalents increased by 728 or 3.7% to a total of 20,225. The development was impacted by acquisitions and divestments, resulting in a net increase in full-time equivalents of 1,444. Redundancy programs reduced the number of full-time equivalents by 574.

EBITDA

EBITDA increased DKK 295m or 9.5% to DKK 3,410m in 4Q 2005, driven mainly by improvements in TDC Solutions of 25.7%. Adjusted for acquisitions and divestments, the EBITDA growth was 2.2%. The EBITDA margin decreased from 28.0% in 4Q 2004 to 27.7% in 4Q 2005.

EBITDA AND EBITDA MARGIN

            1Q04     2Q04     3Q04     4Q04     1Q05     2Q05     3Q05     4Q05
In DKK      2801     2951     3129     3115     3086     3196     3311     3410
In pct.     27.7     28.2     29.3     28.0     28.0       28     27.9     27.7

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses amounted to DKK 1,904m, representing an increase of 1.6% over 4Q 2004.

EBIT

EBIT amounted to DKK 1,506m, representing an increase of 21.4%. This development reflects the growth in EBITDA.

Special items

Special items amounted to an expense of DKK 346m in 4Q 2005 related primarily to costs for financial and legal advisers related to the Nordic Telephone Company ApS' equity tender offer to acquire the TDC shares. This amount includes one year's special additional remuneration for the Board of Directors, due to the extra workload that included 16 additional board meetings prior to NTC's acquisition of TDC. Twice the annual remuneration is included for the Chairman and the Vice Chairman of the Board, who coordinated the process on behalf of the Board of Directors, participated in all negotiations and maintained all ongoing contact with the bidders. The total remuneration amounted to DKK 6m.

Income from associates

In 4Q 2005, income from associates amounted to DKK 23m.

Net financials

In total, net financials constituted DKK (339)m compared with DKK 8m in 4Q
2004.

Net financials exclusive of fair value adjustments amounted to DKK (306)m, compared with DKK (180)m in 4Q 2004. In total, fair value adjustments amounted to DKK (33)m against DKK 188m in 4Q 2004.

Income before tax

Net income before tax, including special items and fair value adjustments, was DKK 844m compared with DKK 1,333m in 4Q 2004, representing a decrease of 36.7%.

Net income before tax, excluding special items and fair value adjustments was DKK 1,223m, up 6.8%.

Income taxes

Income taxes amounted to DKK (268)m in 4Q 2005 compared with DKK (134)m in 4Q 2004.

Income taxes related to income excluding special items and fair value adjustments, were DKK (271)m compared with DKK (291)m in 4Q 2004. The effective tax rate excluding special items and fair value adjustments decreased from 25.4% in 4Q 2004 to 22.2% in 4Q 2005. The decrease primarily reflects the reduction in the Danish corporate tax rate from 30% to 28%, effective from January 1, 2005.

Net income from discontinued operations

Net income from discontinued operations came to DKK 3,801m, compared with DKK 133m in 4Q 2004. The increase was related to the proceeds from the sale of TDC Directories as of November 30, 2005.

Net income

Net income including special items and fair value adjustments came to DKK 4,377m, compared with DKK 1,332m in 4Q 2004. The increase reflects the proceeds from the sale of TDC Directories as of November 30, 2005.
Net income, excluding special items and fair value adjustments was DKK 1,048m, up 8.3%.

Statements of cash flow

In 4Q 2005, cash flow from operating activities amounted to DKK 1,555m, down 58.2%, driven mainly by higher tax payments in 4Q 2005.

Cash flow from investing activities was DKK 3,328m compared with DKK (6,174)m in 4Q 2004, reflecting the acquisitions of TDC Song and NetDesign in 4Q 2004 and the sale of TDC Directories in 4Q 2005.

Cash flow from financing activities was DKK (1,713)m compared with DKK (1,409)m in 4Q 2004.

Net interest-bearing debt

The net interest-bearing debt amounted to DKK 16,475m at the end of 4Q 2005, compared with DKK 20,146m at the end of 4Q 2004, representing a decrease of DKK 3.7bn. The decrease mainly reflects the sale of TDC Directories as of November 30, 2005.

Compared to the end of 3Q 2005, the net interest-bearing debt has decreased by DKK 4.6bn.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,854m, representing a 16.4% increase. This growth is mainly attributable to investments in mobile infrastructure, higher capitalization of asset retirement obligations in Switzerland as well as capex in acquired companies. The capex-to-revenue ratio increased from 14.3% in 4Q 2004 to 15.0% in 4Q 2005.

CAPITAL EXPENDITURES

(in DKKm)
      1Q04      2Q04      3Q04     4Q04      1Q05     2Q05     3Q05     4Q05
      1082      1263      1282     1627      1130     1294     1375     1854

Number of customers

TDC's customer base totaled 15.4m at the end of 4Q 2005, up 14.5% over 4Q 2004, mainly attributable to improvements in Talkline and Bite.

The total domestic customer base increased 2.6% to 7.6m. The development is primarily the result of growth in the number of xDSL, cable modem and mobile customer bases, partly offset by a decline in the number of landline telephony customers and dial-up internet customers.

The domestic mobile customer base increased 7.3% to 2.6m. TDC's retail customer base increased 6.1% compared with 4Q 2004 reflecting increases of 102,000 customers in TDC Mobil and 40,000 customers in Telmore. The number of wholesale customers increased by 41,000.

The number of xDSL customers in TDC's domestic activities grew 24.5% to 692,000. The number of broadband customers, including broadband cable modem customers, amounts to 872,000, up 28.8% on 4Q 2004.

The number of customers in the international activities was 7.7m, up 29.3%, driven by mobile customer base increases in notably Talkline and Bite as well as the inclusion of HTCC.

RECENT DEVELOPMENTS

On January 20, 2006, TDC decided to implement a redundancy program covering up to 570 employees in the period until year-end 2006, which should be seen in relation to the necessity of an approx. 5% work-force reduction in 2006 previously announced. The redundancy program will be initiated through voluntary retirement to limit the extent of involuntary retirement. Total costs related to work-force reductions are estimated at DKK 342m after tax. The amount will be expensed as a special item in the first quarter of 2006.

Based on Nordic Telephone Company ApS' (NTC) offer to the shareholders of December 2, 2005 for DKK 382 per share and DKK 191 per ADS, corresponding to a premium of 39.3% compared with the average price on August 16, 2005, NTC announced on January 25, 2006 that the company owned or had valid acceptances to acquire 88.2% of the shares in TDC A/S in connection with NTC's public tender offer. On February 1, 2006, NTC settled and paid for shares and ADSs, thereby becoming the owner of 88.2% of the common shares.

As a result of a significant fall in the trading of TDC shares after the expiry of the time limit for accepting NTC's offer, and NTC's announcement on January 25, 2006 that the offer would be completed, the Copenhagen Stock Exchange decided on January 27, 2006 to withdraw TDC from the OMXC20 index. Tuesday, January 31, 2006 was the last day on which TDC was included in the index.

On January 27, 2006, Standard & Poor's changed TDC's long-term credit rating to BB on negative watch compared with a credit rating of BBB+ on negative watch. The short-term credit rating was changed to B from an A-2 rating. The decision to downgrade TDC's credit rating reflects NTC completing its equity tender offer for all TDC shares and follows Moody's Investor Service downgrading TDC's long-term and rating to Ba1 from Baa1 on November 30, 2005. Moody's also changed its short-term credit rating to NP from P-2.

As mentioned, Nordic Telephone Company ApS (NTC) became the owner of 88.2% of the common shares in TDC A/S on February 1, 2006. On February 2, 2006, due to this change of ownership and in accordance with the existing shareholder agreement with Polkomtel as well as the company's bylaws, TDC has offered to sell its 19.6% ownership share to the other shareholders of Polkomtel at a price of EUR 214.04 per share, reflecting a market value of EUR 4.388bn for 100% of the company's common shares. The result and the time frame of the selling process depend on the shareholders' response to TDC's offer.

OUTLOOK FOR 2006

The Outlook for 2006 is based on comprehensive financial plans for each individual business line. However, by their very nature, forward-looking statements involve certain risks and uncertainties that are described in more detail in the section on risk factors and the Safe Harbor Statement.

In general, all amounts are excluding special items and fair value adjustments. The Outlook is based on an unchanged financing structure.

TDC expects revenue of DKK 48.0bn for 2006, a 3.0% increase compared with 2005.

EBITDA is expected to increase 3.1% to DKK 13.4bn in 2006, compared with EBITDA growth of 8.4% in 2005. Adjusted for acquisition and divestment of enterprises, the growth in 2005 came to 4.0%. The growth in 2006 will stem partly from the full-year effect of an increased ownership share in HTCC and the acquisition of Dotcom Solutions. Growth in data communications and internet services as well as mobile telephony combined with strict cost control in the domestic operations are also expected to contribute to the positive developments, but will be partly offset by falling prices in TDC Switzerland.

The 2005 net income is expected to decrease 4.2% to DKK 4.5bn in 2006, impacted positively by EBITDA growth. Net income for 2005 was especially high because of foreign currency adjustments, amendments to Danish corporate income tax legislation as well as the ownership of TDC Directories that is included for 2005 in net income from discontinued operations. Growth for 2006 is therefore negatively impacted by these factors.

TDC SOLUTIONS

TDC Solutions' revenue is expected to increase 1.7% to DKK 22.0bn in 2006, reflecting the full-year impact of an increased ownership share of HTCC and the acquisition of Dotcom Solutions as well as continued growth within data communications and internet services. The increase is partly offset by declining revenue from traditional landline telephony as well as the divestment of Contactel with effect from February 2, 2006. EBITDA is expected to increase 5.3% to DKK 7.0bn in 2006, reflecting the above-mentioned revenue growth and the continued focus on cost saving mainly in the domestic operations.

TDC MOBILE INTERNATIONAL

TDC Mobile International's revenue is expected to grow 5.4% to DKK 16.9bn in 2006. The increase stems primarily from progress in the domestic operations, due to more customers and traffic growth, more than offsetting the general lower prices and the negative impact of the decision by the Danish National IT and Telecom Agency to reduce mobile termination prices. Growth is also expected in Bite and Talkline's mobile operations, stemming mainly from growth in the customer base, offset by the impact of the divestment of Talkline ID in 2005. EBITDA is expected to increase 6.8% to DKK 3.0bn in 2006, particularly because of the above-mentioned revenue growth in the domestic operations, Bite and Talkline.

TDC SWITZERLAND

TDC Switzerland's revenue is expected to decline 1.9% to DKK 9.4bn in 2006. The decline stems primarily from falling mobile termination prices, calls from the landline to mobile network as well as calls originating from mobile phones. Further, negative growth is expected in landline telephony, stemming from a declining customer base. This negative development is partly offset by growth in the mobile customer base as well as a full-year effect from the acquisition of sunrise business communications. EBITDA is expected to decline 3.3% to DKK 2.5bn in 2006 as a consequence of the impact from falling prices, partly offset by growth in the mobile customer base and reduced operating expenses.

TDC CABLE TV

In 2006, TDC Cable TV's revenue is expected to increase 13.9% to DKK 2.4bn, with EBITDA up 27.7% to DKK 0.6bn. The positive developments in revenue and EBITDA are driven by a positive net intake of TV, internet and telephony customers.

------------------------------------------------------------------------------
OUTLOOK FOR 2006
------------------------------------------------------------------------------
(Excl. special items items and fair value adjustments)
------------------------------------------------------------------------------
DKKbn                                        2005       2006       CHANGE IN
                                                                        %
------------------------------------------------------------------------------
TDC GROUP
------------------------------------------------------------------------------
Revenues                                     46.588       48.0            3.0
------------------------------------------------------------------------------
EBITDA                                       13.003       13.4            3.1
------------------------------------------------------------------------------
Net Income                                    4.699        4.5          (4.2)
------------------------------------------------------------------------------
TDC SOLUTIONS
------------------------------------------------------------------------------
Revenues                                     21.631       22.0            1.7
------------------------------------------------------------------------------
EBITDA                                        6.648        7.0            5.3
------------------------------------------------------------------------------
TDC MOBILE INTERNATIONAL
------------------------------------------------------------------------------
Revenues                                     16.039       16.9            5.4
------------------------------------------------------------------------------
EBITDA                                        2.809        3.0            6.8
------------------------------------------------------------------------------
TDC SWITZERLAND
------------------------------------------------------------------------------
Revenues                                      9.582        9.4          (1.9)
------------------------------------------------------------------------------
EBITDA                                        2.584        2.5          (3.3)
------------------------------------------------------------------------------
TDC CABLE TV
------------------------------------------------------------------------------
Revenues                                      2.107        2.4           13.9
------------------------------------------------------------------------------
EBITDA                                        0.470        0.6           27.7
------------------------------------------------------------------------------
OTHER ACTIVITIES 1
------------------------------------------------------------------------------
Revenues                                    (2.771)      (2.7)            2.6
------------------------------------------------------------------------------
EBITDA                                        0.492        0.3         (39.0)
------------------------------------------------------------------------------
1 Includes TDC Services, TDC A/S and eliminations.
------------------------------------------------------------------------------

STATEMENTS OF INCOME, ETC., FOR THE BUSINESS LINES

-------------------------------------------------------------------------------
DKKM                      TDC SOLUTIONS         TDC MOBILE            TDC
                                              INTERNATIONAL       SWITZERLAND
-------------------------------------------------------------------------------
                          2004      2005      2004      2005     2004     2005
-------------------------------------------------------------------------------
Revenue, external       17,416    20,491    13,304    14,304    9,681    9,574
customers
Revenue from other       1,174     1,140     1,801     1,735       11        8
business lines
Total operating       (12,887)  (15,130)  (12,481)  (13,266)  (7,235)  (6,999)
expenses before
depreciation etc.
Other income and           169       147        53        36        0        1
expenses
-------------------------------------------------------------------------------
EBITDA                   5,872     6,648     2,677     2,809    2,457    2,584

Depreciation, amorti-  (3,549)   (3,754)   (1,250)   (1,123)  (1,417)  (1,540)
zation and
impairment losses

EBIT                     2,323     2,894     1,427     1,686    1,040    1,044
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CAPITAL EXPENDITURES    2,447     2,624     1,023     1,256    1,196    1,352
EXCL. SHARE
ACQUISITIONS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
DKKM                    TDC CABLE TV     OTHER 1                    TDC
                                                                   GROUP
-------------------------------------------------------------------------------
                        2004      2005      2004      2005      2004      2005
-------------------------------------------------------------------------------
Revenue, external      1,748     2,096       190       123    42,339    46,588
customers
Revenue from other        18        11   (3,004)   (2,894)         0         0
business lines
Total operating      (1,421)   (1,640)     3,444     3,193  (30,580)  (33,842)
expenses before
depreciation etc.
Other income and           6         3         9        70       237       257
expenses
-------------------------------------------------------------------------------
EBITDA                   351       470       639       492    11,996    13,003
Depreciation, amorti-  (221)     (245)     (224)     (128)   (6,661)   (6,790)
zation and impairment
losses

EBIT                     130       225       415       364     5,335     6,213
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CAPITAL EXPENDITURES     223       231       259       161     5,148     5,624
EXCL. SHARE
ACQUISITIONS
-------------------------------------------------------------------------------

1) Includes TDC A/S, TDC Services and eliminations.

BUSINESS LINES

TDC SOLUTIONS
TDC Solutions' activities are mainly Danish traditional landline services, internet and data services as well as integrated solutions in Denmark, Sweden, Norway, Finland and Hungary.

2005

TDC Solutions' revenue and EBITDA grew 16.4% and 13.2%, respectively, reflecting primarily the acquisition of new operations. Adjusted for acquired and divested companies, revenue fell 0.2% due mainly to lower revenue from landline telephony partly offset by higher revenue from data communications and internet services. Adjusted for acquired and divested companies, EBITDA rose 4.1% reflecting mainly growth in data communications and internet services, and stringent cost control in domestic operations. The EBITDA margin was 30.7% in 2005 compared with 31.6% in 2004 and 30.6% in 2003. The lower margin in 2005 is due mainly to acquired companies with lower EBITDA margins, including TDC Song. The capex-to-revenue ratio decreased from 13.2% in 2004 to 12.1% in 2005 reflecting primarily acquired companies with relatively fewer investments compared with TDC Solutions A/S.

TDC Solutions' revenue was DKK 0.1bn lower than stated in the Outlook for 2005 presented in the first-quarter report, due mainly to changed intra-group settlements, partly offset by the acquisition of Dotcom Solutions. The changed intra-group settlements did not affect TDC's revenue, as the impact was offset by 'Other activities'. TDC Solutions' EBITDA was in line with the Outlook presented in the first-quarter report.

Revenue was DKK 0.3bn higher than stated in the latest Outlook for 2005 presented in the third-quarter report and EBITDA was in line with the latest Outlook partly due to higher sales of terminal equipment in TDC Solutions A/S.

4Q 2005 DEVELOPMENT

----------------------------------------------------------
DKKm                           4Q 2004   4Q 2005   Change
                                                     in %
----------------------------------------------------------


----------------------------------------------------------
REVENUE, TOTAL                   4,988     5,808     16.4

Of which domestic                4,366     4,317    (1.1)

----------------------------------------------------------
OPERATING EXPENSES             (3,552)   (4,000)   (12.6)

Transmission costs and cost    (1,611)   (1,917)   (19.0)
of goods sold
Other external expenses          (983)     (968)      1.5
Wages, salaries and pension      (958)   (1,115)   (16.4)
costs
Other income and expenses           51        61     19.6

----------------------------------------------------------
EBITDA                           1,487     1,869     25.7
Of which domestic                1,488     1,635      9.9

----------------------------------------------------------
EBITDA margin                    29.8%     32.2%
----------------------------------------------------------
Depreciation, amortization     (1,043)     (995)      4.6
and impairment losses

----------------------------------------------------------
EBIT                               444       874     96.8
----------------------------------------------------------

In 4Q 2005, revenue increased 16.4% to DKK 5,808m, impacted by acquisitions and divestments. The acquisitions of TDC Song, HTCC, Dotcom Solutions, and NetDesign increased revenue by DKK 875m in total. Adjusted for acquisitions and divestments, revenue saw a 1.2% decline compared with 4Q 2004.

TELEPHONY SERVICES

Revenue from landline telephony totaled DKK 2,727m, representing an increase of 10.5% compared with 4Q 2004. This development was driven by an increase of DKK 180m or 9.4% in retail revenue from landline telephony (PSTN, ISDN, etc.), and an increase of DKK 79m or 14.4% in wholesale revenue, both due to the inclusion of TDC Song and HTCC. Adjusted for acquisitions and divestments, revenue from landline telephony decreased 3.1%.

REVENUE
----------------------------------------------------------
DKKM                           4Q 2004   4Q 2005   Change
                                                     in %
----------------------------------------------------------
REVENUE, TOTAL                   4,988     5,808     16.4

Landline telephony               2,468     2,727     10.5
Retail                           1,920     2,100      9.4
Subscriptions                      907     1,005     10.8
Traffic                          1,013     1,095      8.1
Wholesale                          548       627     14.4
Transit traffic                    156       165      5.8
Other 1                            392       462     17.9
Leased lines                       264       452     71.2
Data communications and          1,129     1,344     19.0
internet services
Terminal equipment etc.            868       965     11.2
Other 2                            259       320     23.6
----------------------------------------------------------

1) Includes incoming traffic, prefix traffic and service provision.
2) Includes mobile telephony, operator services etc.

Retail subscription revenue increased 10.8% to DKK 1,005m. By the end of 4Q 2005, the total number of domestic retail landline customers in TDC Solutions was 2.3m, corresponding to a decline of 5.3% compared to the same quarter last year. The number of international retail customers totaled 246,000, an increase of 229.000, mainly due to the inclusion of HTCC. Adjusted for acquisitions and divestments, revenue from subscriptions decreased 3.4%.

DOMESTIC LANDLINE TRAFFIC
(million minutes)

     4Q03    4Q04    4Q05
     5153    4601    4064

Retail traffic revenue totaled DKK 1,095m, up 8.1% or DKK 82m, driven by the inclusion of TDC Song and HTCC, and partly offset by a 9.8% decline in domestic retail sales of voice minutes to 1.9bn minutes. This was due to recent years' general trend in the market with traffic migrating to either the mobile or IP network. Adjusted for acquisitions and divestments, revenue from retail traffic increased 1.1%.

Wholesale traffic revenue totaled DKK 627m, corresponding to an increase of 14.4%. The development is mainly attributable to the inclusion of TDC Song and HTCC. Domestic wholesale traffic declined 13.3% to 2.2bn minutes, while the number of wholesale customers decreased 3.0% to 478,000.

Revenue from leased lines increased 71.2% to DKK 452m, mainly reflecting the inclusion of TDC Song and HTTC. Adjusted for acquisitions and divestments, revenue from leased lines increased 8.9% as a result of increased sale of raw copper.

BROADBAND SERVICES, ETC.

Revenue from data communications and internet services totaled DKK 1,344m, corresponding to a 19.0% increase. This reflects primarily a 24.5% growth in the number of domestic xDSL customers partly offset by reduced dial-up internet revenue and the divestment of Dan Net.

TDC'S DOMESTIC XDSL CUSTOMERS, END OF PERIOD

           ('000)

      2003    2004    2005
       405     556     692

Adjusted for acquisitions and divestments, revenue from data communications and internet services increased 8.7%, driven by the high customer intake, and partly offset by generally declining prices of internet access as well as declining usage of dial-up services.

REVENUE FROM OTHER SERVICES

Revenue from terminal equipment etc., increased 11.2% or DKK 97m to DKK 965m, mainly attributable to increased sales of terminal and PC equipment and the inclusion of NetDesign and Dotcom Solutions.

Other revenue increased 23.6% to DKK 320m.

OPERATING EXPENSES

Operating expenses increased 12.6% or DKK 448m to DKK 4,000m. The increase was driven by an increase in transmission costs and cost of goods sold of DKK 306m, an increase in wages, salaries and pension costs of DKK 157m, and a decrease in other external expenses of DKK 15m. The development is mainly attributable to the recognition of TDC Song, HTCC, Dotcom Solutions, and NetDesign. Adjusted for acquired and divested companies, operating expenses decreased 6.6%.

EBITDA

EBITDA amounted to DKK 1,869m in 4Q 2005, up DKK 382m or 25.7%. Adjusted for acquisitions and divestments, EBITDA increased 9.1% primarily as a result of increasing number of domestic xDSL customers and continuous cost control.

EBITDA AND EBITDA MARGIN

(Bars in DKKm (left), line in % (right))

                        1Q04   2Q04   3Q04   4Q04   1Q05   2Q05   3Q05   4Q05
EBITDA in DKK           1422   1479   1484   1487   1574   1566   1639   1869
EBITDA margin in pct.     31     32     33     30     30     30   30.4   32.2

The EBITDA margin was 32.2% compared with 29.8% in the same quarter last year. Adjusted for acquisitions and divestments, the EBITDA margin increased 3.4%-points.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

Depreciation, amortization and write-downs decreased by 4.6% to DKK 995m. Adjusted for acquired and divested companies depreciation, amortization and impairment, losses decreased 16.1%.

EBIT

In 4Q 2005 EBIT amounted to DKK 874m, representing an increase of 96.8% over 4Q 2004.

CAPITAL EXPENDITURES

Capital expenditures increased 16.0% to DKK 797m, mainly reflecting the inclusion of acquired companies. On the Danish market focus is on expansion and upgrade of broadband infrastructure to prepare for future broadband services, which have added to the increase in capital expenditures. The capex-to-revenue ratio totaled 13.7% in 4Q 2005 against 13.8% in 4Q 2004.

CUSTOMERS

TDC Solution's total domestic customer base was 4.1m at the end of 4Q 2005, down 2.5% compared with 4Q 2004. The number of landline customers including wholesale totaled 2.7m, corresponding to a 4.9% decline, while the number of xDSL customers increased 24.5% to 692,000. The number of Duet customers increased 3.6% to 290,000, while dial-up internet subscriptions decreased by 24.4% to 307,000, mainly driven by migration to broadband services. The total international customer base was 392,000 at the end of 4Q 2005.

TDC MOBILE INTERNATIONAL

TDC Mobile International includes mainly TDC Mobil A/S, Telmore, Talkline and Bite.

2005

In 2005, TDC Mobile International's revenue rose, driven by increased traffic in the domestic operations, Bite and Talkline due to more customers. However, the relatively low revenue growth in Talkline is related to the disposal of Talkline ID in April 2005, whose revenue totaled DKK 1,249m in 2004 compared with DKK 326m in 2005. In 2005, TDC Mobile International's EBITDA rose DKK 132m or 4.9% due mainly to increased traffic in TDC Mobil A/S. The EBITDA margin was 17.5%, in line with 2004.

TDC Mobile International's revenue was DKK 0.9bn higher than stated in the Outlook for 2005 presented in the first-quarter report, due primarily to improved revenue, in Talkline. Bite and the domestic operations also generated higher revenue than projected. EBITDA met expectations.

TDC Mobile International's revenue was DKK 0.4bn higher than stated in the Outlook for 2005 presented in the third-quarter, due mainly to improved revenue in TDC Mobil A/S and Talkline, stemming primarily from more traffic than projected. EBITDA remained in line with the Outlook.

4Q 2005 DEVELOPMENT

---------------------------------------------------------------
DKKm                              4Q 2004   4Q 2005  Change in
                                                             %
---------------------------------------------------------------
REVENUE, TOTAL                      4,047     4,295        6.1

Domestic operations                 1,742     1,925       10.5

Talkline etc. 1                     2,054     2,068        0.7

Bite                                  251       302       20.3

---------------------------------------------------------------
OPERATING EXPENSES                (3,356)   (3,778)     (12.6)

Transmission costs and cost of    (2,169)   (2,219)      (2.3)
goods sold

Other external expenses             (926)   (1,309)     (41.4)

Wages, salaries and pension costs   (261)     (250)        4.2

Other income and expenses              12        21       75.0

---------------------------------------------------------------
EBITDA                                703       538     (23.5)

---------------------------------------------------------------
EBITDA margin                       17.4%     12.5%

---------------------------------------------------------------
Domestic operations                   486       513       5.6

Talkline etc. 1                       183         5     (97.3)

Bite                                   34        20     (41.2)

---------------------------------------------------------------
Depreciation, amortization and      (311)     (316)      (1.6)
impairment losses

---------------------------------------------------------------
EBIT                                  392       222     (43.4)
---------------------------------------------------------------
1) Talkline etc. includes European Service Provider activities, including easyMobile.

In 4Q 2005, revenue in TDC Mobile International amounted to DKK 4,295m, representing an increase of 6.1%. Adjusted for the divestment of Talkline ID, the growth was 16.8%.

Total operating expenses increased 12.6% to DKK 3,778m, attributable to a 41.4% increase in other external expenses, mainly impacted by higher total customer acquisition costs as well as an increase of 2.3% in transmission costs and cost of goods sold. This is offset partly by a 4.2% decrease in wages, salaries and pension costs. Adjusted for the divestment of Talkline ID, the total operating expenses were up 25.3%, driven mainly by increased transmission costs.

EBITDA amounted to DKK 538m, down DKK 165m or 23.5%, impacted mainly by the start up of operations in Bite Latvia and the introduction of easyMobile in the Netherlands and Germany. Adjusted for the divestment of Talkline ID, the decline was 21.2%.

EBIT totaled DKK 222m, corresponding to a 43.4% decline over 4Q 2004.

Capital expenditures, excluding share acquisitions, was unchanged DKK 368m, compared with 4Q 2004. The capex-to-revenue ratio decreased to 8.6% in 4Q 2005 from 9.1% in 4Q 2004.

DOMESTIC MOBILE OPERATIONS

Revenue for the domestic mobile operations increased 10.5% to DKK 1,925m, driven mainly by a 9.8% increase in traffic revenue. This includes revenue from mobile data services (SMS, data and content services), which increased 21.3% to DKK 262m. Average monthly revenue per user (ARPU) increased from DKK 189 in 4Q 2004 to DKK 196 in 4Q 2005.

The number of mobile minutes sold was 1,128m, up 22.2%.

The competitive environment in 4Q 2005 was characterized by slightly reduced average retail prices compared with 4Q 2004. Pricing levels for the individual products have remained relatively stable, but customers continue to migrate towards lower-cost models. Since 4Q 2004, customer acquisition costs have increased and amounted to DKK 732 per customer in 4Q 2005, compared with DKK 616 in 4Q 2004. This development is attributable to higher terminal subsidies in Denmark. Improved customer loyalty led to a decrease in churn from 2.8% to 2.3% per month.

In 4Q 2005, operating expenses increased 10.6% to DKK 1,389m, mainly reflecting a 23.7% increase in transmission costs and cost of goods sold, which in turn was driven primarily by the increase in traffic volumes.

EBITDA was up 5.6% to DKK 513m, reflecting the revenue growth, and partly offset by higher total customer acquisition costs. The EBITDA margin was 26.6% against 27.9% in 4Q 2004.

EBITDA AND EBITDA MARGIN

                        1Q04   2Q04   3Q04   4Q04   1Q05   2Q05   3Q05   4Q05
EBITDA in DKKm           440    546    563    486    499    600    593    513
EBITDA margin in %        30     34     33     28     31   34.2   31.8   26.6

Domestic mobile customers, including mobile customers in TDC Solutions, totaled 2.6m by the end of 4Q 2005. TDC's retail business saw a 6.1% growth compared with 4Q 2004, reflecting growth in TDC Mobil and Telmore of 102,000 customers and 40,000 customers, respectively. The number of wholesale customers increased by 41,000. Since the end of 3Q 2005, the number of domestic mobile customers has gone up by 78,000.

Capital expenditures in the domestic mobile operations decreased 1.5% to DKK 261m. The capex-to-revenue ratio amounted to 13.6% compared with 15.2% in 4Q 2004.

TALKLINE, ETC.

Talkline, etc. includes European service provider activities consisting of Talkline and easyMobile. TDC's German subsidiary Talkline is a service provider of mobile telephony, which is fully owned by TDC Mobile International, while the owner share in easyMobile is 80%.

Talkline has managed to successfully maintain its position on the competitive German market where recent initiatives include the launching of several internet-based mobile products.

By developing new products and services, Talkline has been able to increase the number of customers and the market share is approx. 4% of the German mobile market at the end of 2005.

Revenue increased 0.7% to DKK 2,068m, driven by the increase in mobile revenue from a larger customer partly offset by the divestment of Talkline ID. Adjusted for the divestment of Talkline ID, the growth was 22.8%.

EBITDA decreased from DKK 183m to DKK 5m in 4Q 2005. The decrease is related to increasing customer acquisition costs where a significant part is related to earlier periods and the start up of easyMobile in the Netherlands and Germany.

By the end of 4Q 2005, Talkline had 3.4m mobile customers in total, representing a 32.6% increase over 4Q 2004.

Talkline ID has been divested effective from April 1, 2005.

At the end of 4Q 2005, easyMobile had 33,000 customers. In 4Q easyMobile was launched in Germany and The Netherlands.

BITE

Bite is a Lithuanian mobile operator which is 100% owned by TDC Mobile International and operates mobile networks in Lithuania and since September 2005 also in Latvia.

Revenue in Bite amounted to DKK 302m in 4Q 2005, up 20.3%.

EBITDA was DKK 20m, representing a decrease of 41.2%, mainly due to the impact from the start up of mobile services in Latvia.

Compared with 4Q 2004, the customer base increased 85.7% to a total of 1.7m customers. Compared with 3Q 2005, Bite's customer base grew by 298,000 or 20.9%. The growth is primarily within the prepaid segment.

TDC SWITZERLAND

TDC Switzerland provides mobile, landline and internet services for the Swiss market using the sunrise brand name.

2005

In 2005, despite fierce competition, TDC Switzerland continued its positive financial development from 2004. Revenue fell slightly in 2005, but the EBITDA margin rose 1.6 percentage points to 27.0% due to EBITDA growth of 5.2%. The higher margin reflects mainly higher profit on mobile telephony and less revenue from sales of handsets with a low contribution margin. The capex-to-revenue ratio grew from 12.3% in 2004 to 14.1% in 2005 due especially to higher capitalization of asset retirement obligations and increased network investments.

TDC Switzerland's revenue was DKK 0.2bn lower than stated in the Outlook for 2005 presented in the first-quarter report 2005, due mainly to lower sales of handsets and lower end-user and mobile termination prices, partly offset by the inclusion of sunrise business communications. Despite lower revenue, EBITDA was DKK 0.1bn higher than projected in the first quarter report 2005, reflecting lower costs.

Revenue was DKK 0.1bn lower than stated in the latest Outlook for 2005 presented in the third-quarter report, due to lower sales of handsets. TDC Switzerland's EBITDA was DKK 0.1bn higher than forecast as a result of lower costs.

4Q 2005 DEVELOPMENT

---------------------------------------------------------------
DKKm                                4Q 2004   4Q 2005   Change
                                                          in %
---------------------------------------------------------------
REVENUE, TOTAL                        2,435     2,447      0.5

Mobile telephony                      1,466     1,383    (5.7)

Landline telephony                      771       867     12.5

Internet services                       198       197    (0.5)

---------------------------------------------------------------
OPERATING EXPENSES                  (1,794)   (1,736)      3.2

Transmission costs and cost of        (978)     (851)     13.0
goods sold
Other external expenses               (521)     (550)    (5.6)

Wages, salaries and pension costs     (295)     (335)   (13.6)

---------------------------------------------------------------
EBITDA                                  641       712     11.1

---------------------------------------------------------------
EBITDA margin                         26.3%     29.1%

---------------------------------------------------------------
Depreciation, amortization and        (435)     (473)    (8.7)
impairment losses
---------------------------------------------------------------
EBIT                                    206       239     16.0

---------------------------------------------------------------

sunrise business communications has been included in the TDC accounts from July 1, 2005.

In 4Q 2005, TDC Switzerland had revenue of DKK 2,447m, up 0.5%.

In local currency, revenue increased by 0.9%.

Revenue in the mobile operation amounted to DKK 1,383m, a decrease of 5.7%. This was a result of lowering of the mobile termination charges and lower handset sales partly offset by an increase in the mobile customer base of 6.5%.

The mobile market is characterized by increased competition, including new entrants in the market and declining mobile prices.

Within landline telephony, revenue increased 12.5% to DKK 867m in 4Q 2005, reflecting the inclusion of sunrise business communications partly offset by a decrease in the landline customer base of 8.0%

The Swiss landline market continues to be characterized by migration from traditional landline telephony to broadband services and mobile telephony, and by the continued competitive pressure.

Internet revenue amounted to DKK 197m, almost unchanged over 4Q 2004. This development represents the net effect of two opposite trends: a 30.4% growth in the number of xDSL customers combined with a decrease in revenue from internet dial-up customers.

Operating expenses decreased 3.2% to DKK 1,736m. This decrease stems from a reduction in transmission cost and costs of goods sold of 13.0% to DKK 851m due to lower landline traffic volume, lower termination prices and lower handset sales.

EBITDA increased 11.1% to DKK 712m compared with 4Q 2004. In local currency, EBITDA increased 11.8%. TDC Switzerland's EBITDA margin increased from 26.3% to 29.1%.

EBITDA AND EBITDA MARGIN

                      1Q04   2Q04   3Q04   4Q04   1Q05   2Q05   3Q05   4Q05
EBITDA in DKKm         579    605    632    641    624    619    629    712
EBITDA margin in %    24.0   25.1   25.9   26.3   26.6   26.4   25.7   29.1

Depreciation, amortization and impairment losses increased 8.7% to DKK 473m, mainly attributable to investments in the mobile network, IT infrastructure and new office building.

EBIT was DKK 239m, up 16.0% compared with 4Q 2004.

Capital expenditures amounted to DKK 592m, up 104.1%, primarily due to increased capitalization of asset retirement obligations and higher mobile network infrastructure investments. The capex-to-revenue ratio was 24.2% compared with 11.9% in 4Q 2004.

By the end of 4Q 2005, TDC Switzerland had a total of 2.2 million customers, corresponding to a decrease of 1.8% or 41,000 customers compared with 4Q 2004. The number of mobile customers grew by 77,000 or 6.5% to reach a total of 1.3m, while the number of landline customers decreased by 46,000 or 8.0% to a total of 527,000. In addition, the number of customers with dial-up internet connections decreased 117,000 or 36.4% to 204,000, while the number of xDSL customers grew 45,000 to 193,000.

TDC CABLE TV

TDC Cable TV provides cable-TV services as well as internet access via cable modem in Denmark.

2005

TDC Cable TV's revenue amounted to DKK 2,107m, up DKK 341m or 19.3% compared with 2004, reflecting primarily a larger customer base. TDC Cable TV's EBITDA rose DKK 119m or 33.9% to DKK 470m mainly as a result of increased revenue. The EBITDA margin was 22.3% in 2005 compared with 19.9% in 2004. The increase was due mainly to the large intake of customers, which does not affect transmission costs and cost of goods sold at the same pace as revenue. The capex-to-revenue ratio was 11.0% compared with 12.6% in 2004, reflecting primarily higher revenue in 2005.

Revenue and EBITDA were in line with the Outlook for 2005 presented in the first-quarter report and confirmed by the third-quarter report.

4Q 2005 DEVELOPMENT

TDC Cable TV is continuing to expand its traditional TV business, while also continuing to increase its coverage of internet services. With the introduction of IP-telephony over the cable-TV network TDC Cable TV now offers triple-play solutions containing TV, internet and telephony from just one provider.

TDC Cable TV's revenue increased 13.4% to DKK 532m. The increase reflects an increased customer base within both the traditional cable TV business and the broadband business partly offset by a negative correction for deferred income from connection fees, primarily related to previous years.

Operating expenses increased 21.1% to DKK 436m compared with 4Q 2004. The increase reflects higher Transmission costs and cost of goods sold. In addition, other external expenses and wages, salaries, and pension costs increased, driven by increased activities.

EBITDA decreased 11.8% to DKK 97m in 4Q 2005, impacted by a negative correction for deferred income from connection fees, primarily related to previous years.

EBITDA AND EBITDA MARGIN

                      1Q04   2Q04   3Q04   4Q04   1Q05   2Q05   3Q05   4Q05
EBITDA in DKKm          63     88     90    110    118    126    129     97
EBITDA margin in %      15     20     20     23     24     24   23.5     18

The result from primary operations (EBIT) came to DKK 2m in 4Q 2005, compared with DKK 46m in 4Q 2004.

TDC Cable TV's capital expenditures totaled DKK 82m, compared with DKK 69m in 4Q 2004. The capex-to-revenue ratio was 15.4% compared with 14.7% in 4Q 2004.

By the end of 4Q 2005, TDC Cable TV had 1.0m cable TV customers, corresponding to a 4.8% increase, while the number of internet customers has increased 34.9% to 251,000. 180,000 of our internet customers have high-speed internet access.

SAFE HARBOR STATEMENT

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties.

Examples of such forward-looking statements include, but are not limited to:

- statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other financial items.

- statements of our plans, objectives or goals for future operations including those related to our products or services.

-   statements of future economic performance.

-   statements of the assumptions underlying or relating to such statements.

Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to:

-   changes in applicable Danish and EU legislation

- increases in the interconnection rates we are charged by other carriers or decreases in the interconnection rates we are able to charge other carriers

- decisions from the Danish National IT and Telecom Agency whereby the regulatory obligations of TDC are extended

- developments in competition within domestic and international communications solutions

-   introduction of and demand for new services and products

- developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs

-   developments in the market for multimedia services

-   the possibilities of being awarded licenses

- developments in our international activities, which also involve certain political risks

-   investments in and divestitures of domestic and foreign companies.

   We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to TDC, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

BOD DECISIONS

The Board of Directors in TDC has on February 21, 2006 approved TDC's financial accounts for 2005.

At the request of Nordic Telephone Company ApS, the Board of Directors recommend that no dividends are paid by TDC A/S for 2005. At Nordic Telephone Company ApS's request, an Extraordinary General Meeting has been convened on February 28, 2006 among other matters, to elect a new Board of Directors, and the newly elected Board of Directors is expected to decide on the Company's future dividend policy.

TDC annual report for 2005 will be made available February 24, 2006, at TDC's website: www.tdc.com

FINANCIAL CALENDAR

TDC's financial calendar is as follows (Details on www.tdc.com):

February 28
Extraordinary general meeting

March 9
Distribution of Annual Report 2005

April 6
Start of closed period prior to Earnings Release for 1Q 2006

April 28
Ordinary General Meeting

May 4
Earnings Release for 1Q 2006

June
Form 20-F is registered with USA's Securities and Exchange Commission (SEC)

July 6
Start of closed period prior to Earnings Release for 2Q 2006

August 3
Earnings Release for 2Q 2006

October 2
Start of closed period prior to Earnings Release for 3Q 2006

October 31
Earnings Release for 3Q 2006

December 31
End of the fiscal year 2006


STATEMENTS OF INCOME
---------------------------------------------------------------------------------------------------------------
TDC GROUP (DKKM)                      4Q 2004     4Q 2005     CHANGE IN %       2004       2005     CHANGE IN %
---------------------------------------------------------------------------------------------------------------

REVENUE                                11,109      12,323            10.9     42,339      46,588          10.0
Domestic Revenue                        5,745       6,014             4.7     22,515      23,739           5.4
  in percent of total Revenue             52%         49%                        53%         51%
International Revenue                   5,364       6,309            17.6     19,824      22,849          15.3
  in percent of total Revenue             48%         51%                        47%         49%
Transmission costs and cost of        (4,322)     (4,591)           (6.2)   (15,630)    (17,104)         (9.4)
goods sold
Other external charges                (2,003)     (2,511)          (25.4)    (8,117)     (9,110)        (12.2)
Wages, salaries and pension           (1,729)     (1,924)          (11.3)    (6,833)     (7,628)        (11.6)
costs
---------------------------------------------------------------------------------------------------------------
Total operating expenses before       (8,054)     (9,026)          (12.1)   (30,580)    (33,842)        (10.7)
depreciation etc.
---------------------------------------------------------------------------------------------------------------
Other income and expenses                  60         113            88.3        237         257           8.4
---------------------------------------------------------------------------------------------------------------
EBITDA                                  3,115       3,410             9.5     11,996      13,003           8.4
of which domestic EBITDA                2,258       2,440             8.1      8,917       9,186           3.0
   in percent of total EBITDA             72%         72%                        74%         71%
of which international EBITDA             857         970            13.2      3,079       3,817          24.0
   in percent of total EBITDA             28%         28%                        26%         29%
Depreciation, amortization and         1,874)     (1,904)           (1.6)    (6,661)     (6,790)         (1.9)
impairment losses
---------------------------------------------------------------------------------------------------------------
EBIT, EXCLUDING SPECIAL ITEMS           1,241       1,506            21.4      5,335       6,213          16.5
Special items 1                             0       (346)               -        385       (968)            NM
---------------------------------------------------------------------------------------------------------------
EBIT INCLUDING SPECIAL ITEMS            1,241      1,160            (6.5)      5,720       5,245         (8.3)
Income from associates                     84         23           (72.6)      5,632         334        (94.1)
of which special items                      0          0                -      5.066           0            NM
Net financials                              8      (339)               NM      (716)     (1,056)        (47.5)
  of which net financials exclud-       (180)      (306)           (70.0)      (894)       (872)           2.5
ing fair value adjustments
  of which fair value adjust-             188       (33)          (117.6)        178       (184)            NM
ments
---------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES              1,333        844           (36.7)     10,636       4,523         57.5)
Total income taxes                      (134)      (268)          (100.0)    (1,041)     (1,026)           1.4
- Income taxes related to income        (291)      (271)              6.9    (1,360)     (1,224)          10.0
excluding special items and fair
value adjustments
 - Income taxes related to special        157          3           (98.1)        319         198        (37.9)
items and fair value
adjustments
---------------------------------------------------------------------------------------------------------------
NET INCOME FROM CONTINUING              1,199        576           (52.0)      9,595       3,497        (63.6)
OPERATIONS
---------------------------------------------------------------------------------------------------------------
Net income from discontinued              133      3,801               NM        315       3,953            NM
operations
- of which income from discontinued       144         96           (15.8)        296         248        (16.2)
operations, excluding special items
and fair value adjustments
 - of which fair value adjustments          0        (3)               NM          0         (3)            NM
related to discontinued operations
- of which special items related to        19      3,708               NM         19       3,708            NM
discontinued operations
---------------------------------------------------------------------------------------------------------------
NET INCOME                              1,332      4,377               NM      9,910       7,450        (24.8)
---------------------------------------------------------------------------------------------------------------
ATTRIBUTABLE TO:
Shareholders of the Parent Company      1,334      4,394               NM      9,912       7,474        (24.6)
Minority interests                        (2)       (17)               NM        (2)        (24)            NM
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
NET INCOME, EXCLUDING SPECIAL             968      1,048              8.3      3,943       4,699          19.2
ITEMS AND FAIR VALUE ADJUSTMENTS
---------------------------------------------------------------------------------------------------------------

1) Special items include significant amounts that cannot be attributed to normal operations such as large gains and losses related to divestment of subsidiaries, special write-downs for impairment as well as expenses related to restructuring etc. Accordingly, the content of special items corresponds to the content of the previously applied "One-time items".

BALANCE SHEETS
----------------------------------------------  -----------------------------
DKKM                                                  4Q2004         4Q 2005
----------------------------------------------  -----------------------------

ASSETS
Intangible assets                                     33,495          33,118
Property, plant and equipment                         26,252          26,054
Pension assets                                         5,435           5,645
Other non-current assets                               4,683           3,798
TOTAL NON-CURRENT ASSETS                              69,865          68,615

Receivables                                            8,472           8,617
Marketable securities                                  3,412           3,687
Cash                                                   6,838          10,063
Other current assets                                   1,677           2,542
TOTAL CURRENT ASSETS                                  20,399          24,909

----------------------------------------------  -----------------------------
TOTAL ASSETS                                          90,264          93,524
- of which interest-bearing receivables                   83             107
----------------------------------------------  -----------------------------

EQUITY AND LIABILITIES
Equity attributable to Company shareholders           38,823          43,520
Minority interests                                        27             275
TOTAL EQUITY                                          38,850          43,795

Loans                                                 29,142          24,890
Deferred tax liabilities                               4,677           3,494
Deferred income                                        1,052           1,141
Pension liabilities etc.                                 264             332
Other non-current liabilities                          1,190           1,274
TOTAL NON-CURRENT LIABILITIES                         36,325          31,131

Loans                                                  1,337           5,425
Trade and other payables                               9,535           9,210
Deferred income                                        2,573           2,661
Other current liabilities                              1,644           1,302
TOTAL CURRENT LIABILITIES                             15,089          18,598

----------------------------------------------  -----------------------------
TOTAL LIABILITIES                                     51,414          49,729
----------------------------------------------  -----------------------------
----------------------------------------------  -----------------------------
TOTAL EQUITY AND LIABILITIES                          90,264          93,524
----------------------------------------------  -----------------------------
- of which interest-bearing payables                       0              17
----------------------------------------------  -----------------------------
----------------------------------------------  -----------------------------
NET INTEREST-BEARING DEBT                             20,146          16,475

----------------------------------------------  -----------------------------


STATEMENTS OF CASH FLOW
-------------------------------------------------------------------------------------------------------------------
TDC GROUP (DKKM)                                 4Q 2004     4Q 2005      CHANGE       2004     2005     CHANGE IN
                                                                            IN %                                 %
-------------------------------------------------------------------------------------------------------------------

EBITDA                                             3,115       3,410         9.5     11,996   13,003           8.4
Change in working capital                            298        (58)     (119.5)      1,212    (527)       (143.5)
Other                                              (112)       (347)          NM    (1,087)    (789)          27.4
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES BEFORE         3,301       3,005       (9.0)     12,121   11,687         (3.6)
NET FINANCIALS AND TAX
-------------------------------------------------------------------------------------------------------------------
Interest paid, net                                    23        (47)          NM    (1,230)    (943)          23.3
Realized currency adjustments                         70         108        54.3        108       77        (28.7)
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES BEFORE         3,394       3,066        (9.7)    10,999   10,821         (1.6)
TAX
-------------------------------------------------------------------------------------------------------------------
Corporate income tax paid                            145     (1,546)           NM     (364)  (2,296)            NM
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES IN             3,539       1,520       (57.1)    10,635    8,525        (19.8)
CONTINUING OPERATIONS
-------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities in               180          35       (80.6)       449      166        (63.0)
discontinued operations
-------------------------------------------------------------------------------------------------------------------
TOTAL CASH FLOW FROM OPERATING ACTIVITIES          3,719       1,555       (58.2)    11,084    8,691        (21.6)
-------------------------------------------------------------------------------------------------------------------
Investment in subsidiaries                       (4,567)        (39)         99.1   (4,761)    (514)          89.2
Investment in property, plant and equipment      (1,432)     (1,392)          2.8   (4,426)  (4,460)         (0.8)
Investment in intangible assets                    (255)       (258)        (1.2)     (909)  (1,087)        (19.6)
Investment in other non-current assets               (2)         (4)      (100.0)      (80)     (10)          87.5
Investment in marketable securities              (1,735)           0           NM   (2,442)  (1,022)          58.1
Divestment of subsidiaries                            0           23           NM     1,152       48        (95.8)
Sale of property, plant and equipment                44           38       (13.6)       117      120           2.6
Divestment of associates and other                  813           11       (98.6)     1,687       23        (98.6)
non-current assets
Sale of marketable securities                     1,008            7       (99.3)     1,084      596        (45.0)
Change in loans to associates                      (32)          190           NM      (32)      189            NM
Dividends received from associates                    0            1           NM    11,525      156        (98.6)
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES IN          (6,158)      (1,423)         76.9     2,915  (5,961)            NM
CONTINUING OPERATIONS
-------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities in             (16)        4,751           NM      (26)    4,735            NM
discontinued operations
-------------------------------------------------------------------------------------------------------------------
TOTAL CASH FLOW FROM INVESTING ACTIVITIES       (6,174)        3,328        153.9     2,889  (1,226)       (142.4)
-------------------------------------------------------------------------------------------------------------------
Proceeds from long-term loans                        28          (1)      (103.6)        55        1        (98.2)
Repayments of long-term loans                   (1,687)         (78)         95.4   (6,707)    (871)          87.0
Change in short-term bank loans                     236      (1,322)           NM       151    (693)            NM
Change in interest-bearing receivables              113         (81)      (171.7)       398       80        (79.9)
Change in minorty interests                          14           16         14.3        14       16          14.3
Dividends paid                                        0            0           NM   (2,555)  (2,440)           4.5
Acquisition and disposal of treasury                  0        (280)           NM   (3,531)    (194)          94.5
shares, net
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES IN          (1,296)      (1,746)       (34.7)  (12,175)  (4,101)          66.3
CONTINUING OPERATIONS
-------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities in            (113)           33        129.2     (398)    (128)          67.8
discontinued operations
-------------------------------------------------------------------------------------------------------------------
TOTAL CASH FLOW FROM FINANCING ACTIVITIES       (1,409)      (1,713)       (21.6)  (12,573)  (4,229)          66.4
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
TOTAL CASH FLOW                                 (3,864)        3,170        182.0     1,400    3,236         131.1
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD          6,838       10,063         47.2     6,838   10,063          47.2
-------------------------------------------------------------------------------------------------------------------


CAPITAL EXPENDITURES
excluding share acquisitions

----------------------------------------------------------------------------------------------------------------------------
TDC GROUP (DKKM) 1                                         4Q 2004       4Q       CHANGE       2004       2005       CHANGE
                                                                       2005         IN %                               IN %
----------------------------------------------------------------------------------------------------------------------------

TDC Solutions                                                  687                (16.0)      2,447                   (7.2)
                                                                        797                              2,624
- of which domestic                                            593                 (5.4)      2,314                     7.0
                                                                        625                              2,151
TDC Mobile International                                       368                   0.0      1,023                  (22.8)
                                                                        368                              1,256
- domestic                                                     265                   1.5        747                  (11.2)
                                                                        261                                831
- Talkline etc.                                                 41                   0.0        112                    34.8
                                                                         41                                 73
- Bite                                                          62                 (6.5)        164                 (114.6)
                                                                         66                                352
TDC Switzerland                                                290               (104.1)      1,196                  (13.0)
                                                                        592                              1,352
TDC Cable TV                                                    69                (18.8)        223                   (3.6)
                                                                         82                                231
Others 2                                                       179                  91.6        259                    37.8
                                                                         15                                161
----------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES EXCL. SHARE ACQUISITIONS                1,593    1,854       (16.4)      5,148      5,624        (9.2)

----------------------------------------------------------------------------------------------------------------------------

1 A positive variance indicates a positive cash flow.
2 Includes TDC Services, TDC A/S and eliminations.



SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------   -----------------------------------
TDC GROUP (DKKM)                                                4Q 2004                          4Q
                                                                                                2005
-------------------------------------------------------------------------------------------------------------------------------
                                                      SHAREHOLDERS'    MINORITY    TOTAL    SHAREHOLDERS'    MINORITY    TOTAL
                                                         EQUITY       INTERESTS   EQUITY       EQUITY       INTERESTS   EQUITY
-------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AT OCTOBER 1                            37,388           1   37,389           39,408         294   39,702

Net income                                                    1,334         (2)    1,332            4,394        (17)    4,377
Dividends declared                                                0          NM        0                0          NM        0
Acquisition of treasury shares                                  (3)          NM      (3)            (310)          NM    (310)
Disposal of treasury shares                                       3          NM        3               30          NM       30
Share-based payments                                             19           0       19               18           0       18
Currency translation adjustments                                 65           1       66             (26)         (3)     (29)
Tax related to changes in shareholders' equity                   17           0       17                6           0        6
Additions to minority interests                                  NM          27       27               NM           1        1
-----------------------------------------------------------------------------------------   -----------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31                          38,823          27   38,850           43,520         275   43,795
-----------------------------------------------------------------------------------------   -----------------------------------


QUARTERLY STATEMENTS  OF INCOME
-------------------------------  --------------------------------------------------------------------------------------------------
DKKM                                2003       1Q       2Q       3Q       4Q     2004       1Q       2Q       3Q       4Q     2005
                                             2004     2004     2004     2004              2005     2005     2005     2005
-------------------------------  --------  ----------------------------------------------------------------------------------------

REVENUE

TDC Solutions
                                  18,585    4,587    4,552    4,462    4,988   18,590    5,216    5,216    5,391    5,808   21,631
- domestic
                                  17,297    4,278    4,241    4,175    4,366   17,061    4,479    4,245    4,212    4,317   17,253
TDC Mobile International
                                  13,175    3,336    3,716    4,007    4,047   15,105    3,757    3,814    4,173    4,295   16,039
- domestic
                                   5,613    1,469    1,596    1,697    1,742    6,503    1,608    1,754    1,864    1,925    7,151
- Talkline etc.
                                   6,692    1,664    1,898    2,059    2,054    7,675    1,908    1,782    2,005    2,068    7,763
- Bite
                                     870      203      222      251      251      927      241      278      304      302    1,125
TDC Switzerland
                                   9,471    2,409    2,408    2,440    2,435    9,692    2,345    2,343    2,447    2,447    9,582
TDC Cable TV
                                   1,524      421      430      446      469    1,766      500      525      550      532    2,107
Others 1
                                 (2,603)    (659)    (653)    (672)    (830)  (2,814)    (803)    (502)    (707)    (759)  (2,771)
-------------------------------  --------  ----------------------------------------------------------------------------------------
REVENUE, TOTAL
                                  40,152   10,094   10,453   10,683   11,109   42,339   11,015   11,396   11,854   12,323   46,588
-----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE DEPRECIATION,
AMORTIZATION AND SPECIAL
ITEMS (EBITDA)

TDC Solutions
                                   5,686    1,422    1,479    1,484    1,487    5,872    1,574    1,566    1,639    1,869    6,648
- domestic
                                   5,752    1,422    1,478    1,491    1,488    5,879    1,524    1,425    1,435    1,635    6,019
TDC Mobile International
                                   2,364      553      667      754      703    2,677      667      783      821      538    2,809
- domestic
                                   1,662      440      546      563      486    2,035      499      600      593      513    2,205
- Talkline etc.
                                     513       65       78      125      183      451      126      126      159        5      416
- Bite
                                     189       48       43       66       34      191       42       57       69       20      188
TDC Switzerland
                                   2,205      579      605      632      641    2,457      624      619      629      712    2,584
TDC Cable TV
                                     170       63       88       90      110      351      118      126      129       97      470
Others 1
                                     714      184      112      169      174      639      103      102       93      194      492
-----------------------------------------  ----------------------------------------------------------------------------------------
INCOME BEFORE DEPRECIATION,
AMORTIZATION AND SPECIAL ITEMS    11,139    2,801    2,951    3,129    3,115   11,996    3,086    3,196    3,311    3,410   13,003
(EBITDA), TOTAL
-----------------------------------------  ----------------------------------------------------------------------------------------
Depreciation, amortization
and impairment losses            (6,162)  (1,563)  (1,625)  (1,599)  (1,874)  (6,661)  (1,561)  (1,631)  (1,694)  (1,904)  (6,790)
-----------------------------------------  ----------------------------------------------------------------------------------------
OPERATING INCOME (EBIT),
EXCLUDING SPECIAL ITEMS            4,977    1,238    1,326    1,530    1,241    5,335    1,525    1,565    1,617    1,506    6,213
-------------------------------  --------  ----------------------------------------------------------------------------------------
Special items
                                 (1,060)    (558)        -      943        -      385    (622)        -        -    (346)    (968)
-------------------------------  --------  ----------------------------------------------------------------------------------------
OPERATING INCOME (EBIT),
INCLUDING SPECIAL ITEMS            3,917      680    1,326    2,473    1,241    5,720      903    1,565    1,617    1,160    5,245
-------------------------------  --------  ----------------------------------------------------------------------------------------
Income from associates
                                     777    5,422       52       74       84    5,632      100       85      126       23      334
- Income from associates,
excluding special items            1,338      356       52       74       84      566      100       85      126       23      334
- special items related to
associates
                                   (561)    5,066        -        -        -    5,066        -        -        -        -        -
Net financials
                                   (561)    (270)    (178)    (276)        8    (716)    (251)    (163)    (303)    (339)  (1,056)
- Net financials excluding
fair value adjustments           (1,155)    (282)    (200)    (232)    (180)    (894)    (198)    (158)    (210)    (306)    (872)
- Fair value adjustments
                                     594       12       22     (44)      188      178     (53)      (5)     (93)     (33)    (184)
-------------------------------  --------  ----------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES
                                   4,133    5,832    1,200    2,271    1,333   10,636      752    1,487    1,440      844    4,523
-------------------------------  --------  ----------------------------------------------------------------------------------------
Total income taxes
                                 (1,098)    (173)    (314)    (420)    (134)  (1,041)    (221)    (171)    (366)    (268)  (1,026)
- Income taxes related to
income, excluding special        (1,348)    (338)    (308)    (423)    (291)  (1,360)    (406)    (166)    (381)    (271)  (1,224)
items and fair value
adjustments
- Income taxes related to
special items                        304      167        -     (10)      199      356      166        -        -     (15)      151
- Income taxes related to fair
value adjustments                   (54)      (2)      (6)       13     (42)     (37)       19      (5)       15       18       47
-------------------------------  --------  ----------------------------------------------------------------------------------------
NET INCOME FROM CONTINUING
OPERATIONS                         3,035    5,659      886    1,851    1,199    9,595      531    1,316    1,074      576    3,497
-------------------------------  --------  ----------------------------------------------------------------------------------------
Net income from discontinued
operations                           176     (19)       90      111      133      315     (16)       41      127    3,801    3,953



- Income from discontinued
operations, excluding special        233     (19)       90      111      114      296     (15)       40      127       96      248
items and fair value
adjustments
- Fair value adjustments related
to discontinued operations             -        -        -        -        -        -      (1)        1        -      (3)      (3)
- Special items related to
discontinued operations             (57)        -        -        -       19       19        -        -        -    3,708    3,708
-------------------------------  --------  ----------------------------------------------------------------------------------------
NET INCOME
                                   3,211    5,640      976    1,962    1,332    9,910      515    1,357    1,201    4,377    7,450
-------------------------------  --------  ----------------------------------------------------------------------------------------
ATTRIBUTABLE TO:
Shareholders of the Parent
Company                            3,203    5,640      976    1,962    1,334    9,912      516    1,370    1,194    4,394    7,474
Minority interests
                                       8        -        -        -      (2)      (2)      (1)     (13)        7     (17)     (24)
-------------------------------  --------  ----------------------------------------------------------------------------------------

EXCLUDING SPECIAL ITEMS AND
FAIR VALUE ADJUSTMENTS
-------------------------------  --------  ----------------------------------------------------------------------------------------
OPERATING INCOME (EBIT),
EXCLUDING SPECIAL ITEMS            4,977    1,238    1,326    1,530    1,241    5,335    1,525    1,565    1,617    1,506    6,213
-------------------------------  --------  ----------------------------------------------------------------------------------------
Income from associates
                                   1,351      356       52       74       84      566      100       85      126       23      334
Net financials
                                 (1,155)    (282)    (200)    (232)    (180)    (894)    (198)    (158)    (210)    (306)    (872)
-------------------------------  --------  ----------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES
                                   5,173    1,312    1,178    1,372    1,145    5,007    1,427    1,492    1,533    1,223    5,675
-------------------------------  --------  ----------------------------------------------------------------------------------------
Income taxes
                                 (1,348)    (338)    (308)    (423)    (291)  (1,360)    (406)    (166)    (381)    (271)  (1,224)
-------------------------------  --------  ----------------------------------------------------------------------------------------
NET INCOME FROM CONTINUING
OPERATIONS                         3,825      974      870      949      854    3,647    1,021    1,326    1,152      952    4,451
-------------------------------  --------  ----------------------------------------------------------------------------------------
Net income from discontinued
operations                           233     (19)       90      111      114      296     (15)       40      127       96      248
-------------------------------  --------  ----------------------------------------------------------------------------------------
NET INCOME
                                   4,058      955      960    1,060      968    3,943    1,006    1,366    1,279    1,048    4,699
-------------------------------  --------  ----------------------------------------------------------------------------------------

1) Includes TDC Services, TDC A/S
and eliminations.


QUARTERLY BALANCE SHEETS
------------------------------------------   ---------------------------------------------------------------------------------
TDC GROUP (DKKM)                                 2003       1Q       2Q       3Q       4Q       1Q       2Q       3Q       4Q
                                                          2004     2004     2004     2004     2005     2005     2005     2005
------------------------------------------   ---------------------------------------------------------------------------------

ASSETS
Intangible assets                              30,514   30,590   31,463   30,673   33,495   33,208   33,945   34,160   33,118
Property, plant and                            25,297   25,320   24,678   24,295   26,252   25,829   26,808   26,270   26,054
equipment
Pension assets                                  6,509    4,882    4,955    5,345    5,435    5,301    5,377    5,454    5,645
Other non-current assets                       10,809    4,579    4,417    4,762    4,683    4,839    4,481    4,430    3,798
TOTAL NON-CURRENT ASSETS                       73,129   65,371   65,513   65,075   69,865   69,177   70,611   70,314   68,615

Receivables                                    10,925    9,077    8,752    8,490    8,472    7,917    8,361    8,499    8,617
Marketable securities                           2,028    2,024    2,718    2,703    3,412    3,773    3,766    3,721    3,687
Cash                                            5,430   16,382   11,238   10,702    6,838    4,590    4,921    6,905   10,063
Other current assets                            1,094    1,171    1,052    1,086    1,677    1,842    1,797    1,935    2,542
TOTAL CURRENT ASSETS                           19,477   28,654   23,760   22,981   20,399   18,122   18,845   21,060   24,909

------------------------------------------   ---------------------------------------------------------------------------------
TOTAL ASSETS                                   92,606   94,025   89,273   88,056   90,264   87,299   89,456   91,374   93,524
- of which interest-bearing receivables           148      126      107       81       83       83       83       82      107
------------------------------------------   ---------------------------------------------------------------------------------

EQUITY AND LIABILITIES
Equity attributable to                         35,929   37,745   35,528   37,388   38,823   36,829   38,081   39,408   43,520
Company shareholders
Minority interests                                  2        2        1        1       27       26      293      294      275
TOTAL EQUITY                                   35,931   37,747   35,529   37,389   38,850   36,855   38,374   39,702   43,795

Loans                                          33,110   32,432   32,317   29,086   29,142   29,197   25,113   24,949   24,890
Deferred tax liabilities                        4,885    4,531    4,373    4,503    4,677    4,477    4,042    3,515    3,494
Deferred income                                   968      973      980      974    1,052      997    1,097    1,079    1,141
Pension liabilities etc.                          152      258      254      252      264      240      236      230      332
Other non-current liabilities                     515      977    1,222      912    1,190    1,638    1,257    1,276    1,274
TOTAL NON-CURRENT LIABILITIES                  39,630   39,171   39,146   35,727   36,325   36,549   31,745   31,049   31,131

Loans                                           3,325    2,272    2,457    2,527    1,337      609    6,297    6,746    5,425
Trade and other payables                       10,436    9,286    8,635    9,046    9,535    9,282    8,501    8,546    9,210
Deferred income                                 2,286    2,452    2,449    2,368    2,573    2,692    2,809    2,852    2,661
Other current liabilities                         998    3,097    1,057      999    1,644    1,312    1,730    2,479    1,302
TOTAL CURRENT LIABILITIES                      17,045   17,107   14,598   14,940   15,089   13,895   19,337   20,623   18,598

------------------------------------------   ---------------------------------------------------------------------------------
TOTAL LIABILITIES                              56,675   56,278   53,744   50,667   51,414   50,444   51,082   51,672   49,729
------------------------------------------   ---------------------------------------------------------------------------------
------------------------------------------   ---------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                   92,606   94,025   89,273   88,056   90,264   87,299   89,456   91,374   93,524
------------------------------------------   ---------------------------------------------------------------------------------
- of which interest-bearing payables                0        0        0        0        0        0        0       74       17
------------------------------------------   ---------------------------------------------------------------------------------
------------------------------------------   ---------------------------------------------------------------------------------
NET INTEREST-BEARING DEBT                      28,829   16,172   20,711   18,127   20,146   21,360   22,640   21,061   16,475
------------------------------------------   ---------------------------------------------------------------------------------


QUARTERLY STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------
TDC GROUP (DKKM)                          4Q 2004        2004    1Q 2005    2Q 2005    3Q 2005   4Q 2005        2005
---------------------------------------------------------------------------------------------------------------------

EBITDA                                      3,115      11,996      3,086      3,196      3,311     3,410      13,003
Change in working capital                     298       1,212       (26)      (441)        (2)      (58)       (527)
Other                                       (112)     (1,087)      (130)      (184)      (128)     (347)       (789)
---------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES         3,301      12,121      2,930      2,571      3,181     3,005      11,687
BEFORE NET FINANCIALS AND
TAX
---------------------------------------------------------------------------------------------------------------------
Interest paid, net                             23     (1,230)      (304)      (517)       (75)      (47)       (943)
Realized currency adjustments                  70         108       (85)         40         14       108          77
---------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES         3,394      10,999      2,541      2,094      3,120     3,066      10,821
BEFORE TAX
---------------------------------------------------------------------------------------------------------------------
Corporate income tax paid                     145       (364)      (178)      (502)       (70)   (1,546)     (2,296)
---------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES         3,539      10,635      2,363      1,592      3,050     1,520       8,525
IN CONTINUING OPERATIONS
---------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities           180         449        103       (61)         89        35         166
in discontinued operations
---------------------------------------------------------------------------------------------------------------------
TOTAL CASH FLOW FROM OPERATING              3,719      11,084      2,466      1,531      3,139     1,555       8,691
ACTIVITIES
---------------------------------------------------------------------------------------------------------------------
Investment in subsidiaries                (4,567)     (4,761)          0      (315)      (160)      (39)       (514)
Investment in property, plant and         (1,432)     (4,426)    (1,018)      (958)    (1,092)   (1,392)     (4,460)
equipment
Investment in intangible assets             (255)       (909)      (214)      (304)      (311)     (258)     (1,087)
Investment in other non-current               (2)        (80)        (1)        (4)        (1)       (4)        (10)
assets
Investment in marketable securities       (1,735)     (2,442)      (886)      (136)          0         0     (1,022)
Divestment of subsidiaries                      0       1,152          0         25          0        23          48
Sale of property, plant and equipment          44         117         14         52         16        38         120
Divestment of associates and other            813       1,687          3          3          6        11          23
non-current assets
Sale of marketable securities               1,008       1,084        554          9         26         7         596
Change in loans to associates                (32)        (32)          0        (1)          0       190         189
Dividends received from associates              0      11,525          1        153          1         1         156
---------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES       (6,158)       2,915    (1,547)    (1,476)    (1,515)   (1,423)     (5,961)
IN CONTINUING OPERATIONS
---------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities          (16)        (26)        (6)        (2)        (8)     4,751       4,735
in discontinued operations
---------------------------------------------------------------------------------------------------------------------
TOTAL CASH FLOW FROM INVESTING            (6,174)       2,889    (1,553)    (1,478)    (1,523)     3,328     (1,226)
ACTIVITIES
---------------------------------------------------------------------------------------------------------------------
Proceeds from long-term loans                  28          55          2        (1)          1       (1)           1
Repayments of long-term loans             (1,687)     (6,707)      (374)      (149)      (270)      (78)       (871)
Change in short-term bank loans               236         151      (405)        421        613   (1,322)       (693)
Change in interest-bearing receivables        113         398        104       (49)        106      (81)          80
Change in minorty interests                    14          14          0          0          0        16          16
Dividends paid                                  0     (2,555)    (2,440)          0          0         0     (2,440)
Acquisition and disposal of treasury            0     (3,531)         55          7         24     (280)       (194)
shares, net
---------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES       (1,296)    (12,175)    (3,058)        229        474   (1,746)     (4,101)
IN CONTINUING OPERATIONS
---------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities         (113)       (398)      (104)         49      (106)        33       (128)
in discontinued operations
---------------------------------------------------------------------------------------------------------------------
TOTAL CASH FLOW FROM FINANCING            (1,409)    (12,573)    (3,162)        278        368   (1,713)     (4,229)
ACTIVITIES
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
TOTAL CASH FLOW                           (3,864)       1,400    (2,249)        331      1,984     3,170       3,236
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END              6,838       6,838      4,512      4,857      6,866    10,063      10,063
OF PERIOD
---------------------------------------------------------------------------------------------------------------------


QUARTERLY CAPITAL EXPENDITURES
Excluding share acquisitions
----------------------------------------------------------------------------------------------------------------------------------
TDC GROUP (DKKM)                             2003      1Q      2Q      3Q      4Q    2004      1Q      2Q      3Q     4Q     2005
                                                     2004    2004    2004    2004            2005    2005    2005   2005
----------------------------------------------------------------------------------------------------------------------------------

TDC Solutions                               2,412                                   2,447                                   2,624
                                                      557     639     564     687             570     642     615     797
- of which domestic                         2,327                                   2,314                                   2,151
                                                      544     624     553     593             507     553     466     625
TDC Mobile International                      934                                   1,023                                   1,256
                                                      200     193     262     368             255     288     345     368
- domestic                                    669                                     747                                     831
                                                      171     125     186     265             208     137     225     261
- Talkline etc.                                61                                     112                                      73
                                                        7      26      38      41               4      16      12      41
- Bite                                        204                                     164                                     352
                                                       22      42      38      62              43     135     108      66
TDC Switzerland                             1,675                                   1,196                                   1,352
                                                      230     314     362     290             238     238     284     592
TDC Cable TV                                  275                                     223                                     231
                                                       52      59      43      69              38      60      51      82
Others 1                                      120                                     259                                     161
                                                       23      35      22     179              23      52      71      15
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES EXCL.                  5,416   1,062   1,240   1,253   1,593   5,148   1,124   1,280   1,366   1,854   5,624
SHARE ACQUISITIONS
----------------------------------------------------------------------------------------------------------------------------------

1 Includes TDC Services, TDC   A/S and   eliminations.



CUSTOMERS
-----------------------------------------------------------------------------------------------------------------------------------
CUSTOMERS ('000) (END OF PERIOD)    2003       1Q       2Q        3Q      4Q     2004       1Q        2Q      3Q       4Q     2005
                                             2004     2004      2004    2004              2005      2005    2005     2005
-----------------------------------------------------------------------------------------------------------------------------------

DOMESTIC, RETAIL AND WHOLESALE:

Landline customers                 2,981    2,956    2,936     2,910   2,880    2,880    2,845    2,811    2,783    2,748    2,748
- Retail                           2,527    2,478    2,443     2,417   2,387    2,387    2,351    2,317    2,294    2,270    2,270
- Wholesale                          454      478      493       493     493      493      494      494      489      478      478
Mobile customers                   2,471    2,421    2,392     2,362   2,407    2,407    2,429    2,456    2,505    2,583    2,583
- Retail                           2,198    2,210    2,200     2,188   2,219    2,219    2,233    2,255    2,292    2,354    2,354
- of which Telmore                   455      483      503       510     515      515      522      534      546      555      555
- Wholesale                          273      211      192       174     188      188      196      201      213      229      229
Internet customers                 1,014    1,054    1,087     1,102   1,148    1,148    1,173    1,190    1,213    1,250    1,250
- of which ADSL                      405      445      484       511     556      556      592      620      650      692      692
- of which cable-modem customers     117      136      153       166     186      186      205      218      230      248      248
Cable-TV customers                   924      937      948       957     982      982    1,001    1,011    1,019    1,030    1,030
-----------------------------------------------------------------------------------------------------------------------------------
DOMESTIC CUSTOMERS, TOTAL          7,390    7,368    7,363     7,331   7,417    7,417    7,448    7,468    7,520    7,611    7,611

INTERNATIONAL:
Landline customers                   650      642      638       624     603      603      576      775      783      773      773
- TDC Switzerland                    630      620      612       597     573      573      561      549      537      527      527
- TDC Song                                                                 3        3        3        3        4        4        4
                                       1        1        1         1
- Others                              19       21       25        26      27       27       12      223      242      242      242
Mobile customers                   3,728    3,915    4,187     4,450   4,719    4,719    4,911    5,275    5,848    6,439    6,439
- TDC Switzerland                  1,108    1,125    1,167     1,204   1,190    1,190    1,199    1,228    1,259    1,267    1,267
- Talkline etc.                    2,091    2,150    2,281     2,454   2,590    2,590    2,709    2,893    3,149    3,434    3,434
- Bite                               529      640      739       792     927      927      990    1,140    1,425    1,723    1,723
- TDC Song                                                                12       12       13       14       15       15       15
                                       -        -        -        -
Internet customers                   682      679      647      641      666      666      657      579      561      530      530
- TDC Switzerland                    526      512      480      474      469      469      475      420      416      397      397
- TDC Song                                                                20       20       24       27       32       34       34
                                       -        -        -        -
- Others                             156      167      167      167      177      177      158      132      113       99       99
-----------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL CUSTOMERS, TOTAL     5,060    5,236    5,472    5,714    5,988    5,988    6,144    6,629    7,192    7,742    7,742
-----------------------------------------------------------------------------------------------------------------------------------
GROUP CUSTOMERS, TOTAL            12,450   12,604   12,835   13,046   13,405   13,405   13,592   14,097   14,712   15,353   15,353
-----------------------------------------------------------------------------------------------------------------------------------


TRAFFIC, DOMESTIC
----------------------------------------------------------------------------------------------------------------------------------
TRAFFIC VOLUME (MILLION MINUTES):           2003      1Q      2Q      3Q      4Q     2004      1Q      2Q      3Q      4Q    2005
                                                    2004    2004    2004    2004             2005    2005    2005    2005
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Landline voice traffic                    20,835   5,154   4,753   4,406   4,601   18,915   4,572   4,367   3,995   4,064   16,99
                                                                                                                                8
- Retail                                   9,698   2,342   2,120   2,010   2,120    8,593   2,080   1,984   1,828   1,913   7,805
- Wholesale                               11,137   2,812   2,633   2,396   2,481   10,322   2,492   2,383   2,167   2,151   9,193
Mobile, including wholesale                3,440     941   1,026   1,041   1,026    4,034   1,033   1,166   1,164   1,226   4,589
----------------------------------------------------------------------------------------------------------------------------------


EMPLOYEES
FULL-TIME EQUIVALENTS 1
----------------------------  ----------------------------------------------------------------------------------------------------
EOP                                2003  1Q 2004       2Q       3Q       4Q     2004       1Q       2Q       3Q       4Q     2005
                                                     2004     2004     2004              2005     2005     2005     2005
----------------------------  ----------------------------------------------------------------------------------------------------

TDC Solutions                    11,765   11,119   11,088   10,538   11,432   11,432   11,390   12,256   12,694   12,231   12,231
- of which in Denmark            11,029   10,481   10,462    9,921   10,072   10,072   10,055   10,066    9,997    9,727    9,727
TDC Mobile                        2,636    2,625    2,516    2,507    2,464    2,464    2,453    2,385    2,416    2,434    2,434
International
- of which in Denmark             1,228    1,241    1,149    1,138    1,113    1,113    1,105    1,104    1,108    1,088    1,088
TDC Switzerland                   2,380    2,380    2,363    2,354    2,307    2,307    2,278    2,248    2,480    2,454    2,454
TDC Cable TV                        733      749      843      845      862      862      940      963      993    1,030    1,030
Others                            2,520    2,397    2,398    2,389    2,432    2,432    2,345    2,238    2,130    2,076    2,076
- of which in Denmark             2,482    2,363    2,366    2,355    2,390    2,390    2,307    2,197    2,091    2,031    2,031
----------------------------  ----------------------------------------------------------------------------------------------------
TDC                              20,034   19,270   19,208   18,633   19,497   19,497   19,406   20,090   20,713   20,225   20,225
----------------------------  ----------------------------------------------------------------------------------------------------
TDC, DOMESTIC                    15,472   14,834   14,820   14,259   14,437   14,437   14,407   14,330   14,189   13,876   13,876
----------------------------------------------------------------------------------------------------------------------------------

1 The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees. Furthermore, the number of full-time employee equivalents is excluding discontinued operations.


SELECTED FINANCIAL AND OPERATIONAL DATA, 2001-2005

TDC GROUP 1                                                                    2001        2002       2003        2004     2005
----------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF INCOME:                                      DKKm
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                          40,773    40,730     40,152     42,339    46,588
----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE DEPRECIATION, AMORTIZATION                                          8,967    10,216     11,139     11,996    13,003
AND SPECIAL ITEMS (EBITDA)
----------------------------------------------------------------------------------------------------------------------------------
Depreciation, amortization and impairment                                       (6,599)   (6,078)    (6,162)    (6,661)   (6,790)
losses
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (EBIT), EXCLUDING                                                2,368     4,138      4,977      5,335     6,213
SPECIAL ITEMS
----------------------------------------------------------------------------------------------------------------------------------
Special items                                                                   (3,264)     (346)    (1,060)        385     (968)
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (EBIT), INCLUDING                                                (896)     3,792      3,917      5,720     5,245
SPECIAL ITEMS
----------------------------------------------------------------------------------------------------------------------------------
Income from associates                                                              524     1,294        777      5,632       334
Net financials                                                                    (549)     1,654      (561)      (716)    (1,056
----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                        (921)     6,740      4,133     10,636     4,523
----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                      (357)   (1,114)    (1,098)     (1,041    (1,026
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME FROM CONTINUING OPERATIONS                                           (1,278)     5,626      3,035      9,595     3,497
----------------------------------------------------------------------------------------------------------------------------------
Net income from discontinued operations                                             218       226        176        315     3,953
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      (1,060)     5,852      3,211      9,910     7,450
----------------------------------------------------------------------------------------------------------------------------------
ATTRIBUTABLE TO:
----------------------------------------------------------------------------------------------------------------------------------
 - Shareholders of the Parent Company                                             (526)     6,079      3,203      9,912     7,474
----------------------------------------------------------------------------------------------------------------------------------
 - Minority interests                                                             (534)     (227)          8        (2)      (24)
----------------------------------------------------------------------------------------------------------------------------------

NET INCOME, EXCLUDING SPECIAL ITEMS
AND FAIR VALUE ADJUSTMENTS 2:
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (EBIT), EXCLUDING                                                2,368     4,138      4,977      5,335     6,213
SPECIAL ITEMS
----------------------------------------------------------------------------------------------------------------------------------
Income from associates                                                              391       972      1,351        566       334
Net financials                                                                  (1,193)   (1,033)    (1,155)      (894)     (872)
----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                        1,566     4,077      5,173      5,007     5,675
----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                    (1,080)     (974)    (1,348)     (1,360    (1,224
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME FROM CONTINUING OPERATIONS                                               486     3,103      3,825      3,647     4,451
----------------------------------------------------------------------------------------------------------------------------------
Net income from discontinued operations                                             218       226        233        296       248
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                          704     3,329      4,058      3,943     4,699
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEETS                                            DKKbn
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                       86.4      85.0       92.6       90.3      93.5



Net interest-bearing debt                                                          33.1      26.0       28.8       20.1      16.5
Total equity                                                                       32.7      36.0       35.9       38.9      43.8
----------------------------------------------------------------------------------------------------------------------------------
Shares outstanding (million)                                                      215.3     214.9      213.6      204.6     195.2
----------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF CASH FLOW                                    DKKm
----------------------------------------------------------------------------------------------------------------------------------
Operating activities                                                              4,003     9,900     10,679     11,084     8,691
Investing activities                                                           (18,025)   (2,102)   (12,618)      2,889   (1,226)
Financing activities                                                             11,034   (6,771)      4,932   (12,573)   (4,229)
----------------------------------------------------------------------------------------------------------------------------------
Total cash flow                                                                 (2,988)     1,027      2,993      1,400     3,236
----------------------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES                                      DKKbn
----------------------------------------------------------------------------------------------------------------------------------
Excluding share acquisitions                                                        9.3       6.3        5.4        5.1       5.6
Including share acquisitions                                                       21.4       7.2       13.5       10.0       6.3
----------------------------------------------------------------------------------------------------------------------------------

KEY FINANCIAL RATIOS
----------------------------------------------------------------------------------------------------------------------------------
EPS incl. special items and fair value adjustments          DKK                   (2.4)      28.3       15.0       48.4      38.3
EPS excl. special items and fair value adjustments          DKK                     5.8      16.5       19.0       19.3      24.2
Dividend per share                                          DKK                    11.0      11.5       12.0       12.5         0
EBITDA margin (EBITDA divided by Revenue)                     %                    22.0      25.1       27.7       28.3      27.9

Capex excl. share acquisitions-to-Revenue ratio               %                    22.7      15.3       13.5       12.2      12.1
Cash Earnings per share (CEPS) excl. special items          DKK                    33.2      38.8       41.5       49.3      57.2
and fair value adjustments 3
Return on capital employed (ROCE) 4                           %                     6.8      11.3       13.1       11.9      12.6
----------------------------------------------------------------------------------------------------------------------------------

SUBSCRIBER BASE (END OF PERIOD) 5                       (1,000)
----------------------------------------------------------------------------------------------------------------------------------
Landline                                                                          3,913     3,598      3,631      3,483     3,521
Mobile                                                                            4,575     4,939      6,199      7,126     9,022
Internet                                                                          1,403     1,285      1,696      1,814     1,780
Cable TV 6                                                                          828       885        924        982     1,030
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUBSCRIBERS                                                                10,719    10,707     12,450     13,405    15,353
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES 7                                                            21,344    21,009     20,034     19,497    20,225
----------------------------------------------------------------------------------------------------------------------------------

(1) 2001 includes goodwill amortization. Pension costs are recognized in accordance with US GAAP FAS 87/88 Nos. for 2001- 2003 and in accordance with IAS 19 with effect from 2004.

(2) Net income excl. special items and fair value adjustments, excludes special items from income of associates and special items from income from discontinued operations.

(3) CEPS is defined as (net income excluding special items and fair value adjustments attributable to shareholders of the parent company + depreciation, amortization and impairment losses + sharebased compensation - income from associates - minority interests' share of depreciation, amortization and impairment losses together with sharebased compensation) / number of average shares outstanding.

(4) ROCE is defined as EBIT excluding special items plus interest and other financial income excluding fair value adjustments plus income from associates after tax divided by average equity attributable to Company shareholders plus interest-bearing debt.

(5) The number denotes end-of period subscribers and includes customers with subscriptions and customers without subscriptions according to the following general principles;

* Landline subscribers who have generated traffic in the previous month

* Mobile subscribers who have been active for a certain period of time, up to 15 months

* Internet subscribers who have been active for a certain period of time, up to 3 months

The number of subscribers also includes resale customers.

(6) Including TDC TV customers.

(7) The number denotes end-of-period full-time employee equivalents including permanent employees, trainees and temporary employees. Furthermore, the number of full-time employee equivalents is excluding discontinued operations.

CHANGE IN TDC'S ACCOUNTING POLICIES

In 1Q 2005, TDC changed its accounting policies in accordance with the requirements of international accounting standards (IFRS).

The primary changes resulting from the transition to the IFRS standards are:
*     goodwill is no longer amortized
*     recognition of pension costs has been changed
*     share-based remuneration is expensed
*     indirect production costs related to development projects are expensed
*     the presentation of financial information has been changed

For detailed information on the effects of the transition to the IFRS standards, please refer to Stock Exchange Release no. 8 of April 28, 2005.

LIST OF ACQUISITIONS AND DIVESTMENTS

   *  DAN NET (TDC Solutions) - Divested as at August 1, 2004

   *  TDC SONG (TDC Solutions) - Included as at November 1, 2004

   *  NETDESIGN (TDC Solutions) - Included as at December 1, 2004

   *  TALKLINE ID (TDC Mobile International) - Divested as at April 1, 2005

   *  HTCC (TDC Solutions) - Consolidated from April 1, 2005

   *  DOTCOM AB (TDC Solutions) - Included as at July 1, 2005

   *  ASCOM COMMUNICATION SOLUTIONS (TDC Switzerland) - Included as at
      July 1, 200

   *  TDC DIRECTORIES - Divested as at November 30, 2005

   *  CONTACTEL - Divested as at February 2, 2006

MANAGEMENT'S STATEMENT

The Board of directors and the Execute Committee have reviewed and approved the Earnings Release for 2005 and 4Q 2005 for the TDC Group.

The Earnings Release has been presented in accordance with the IFRS rules on recognition and measuring as well as the additional information requirements imposed on Danish public listed companies.

We consider the applied accounting policy expedient, thus ensuring that the Earnings Release provides a true and fair image of the Group's assets, liabilities and financial position as at December 31, 2005, as well as the performance and cash flows for 2005 and 4Q 2005.

EXECUTIVE COMMITTEE

Henning Dyremose      Hans Munk Nielsen

BOARD OF DIRECTORS

Thorleif Krarup       Niels Heering

Christine Bosse       Steen M. Jacobsen

Per-Arne Sandstrom    Preben Damgaard

Bo Magnussen          Jan Bardino

Leif Hartmann         Kurt Anker Nielsen

ABOUT TDC

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as five main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 88.2% of the shares, with the remainder held by individual and institutional shareowners.

LISTINGS

SHARES: Copenhagen Stock Exchange.
Reuters TDC.CO.
Bloomberg TDC DC.
Nominal value DKK 5.
ISIN DK00-10253335.
SEDOL 5698790.

ADSS: New York Stock Exchange.
One ADS represents one half of one common share.
Reuters TLD.N.
Bloomberg TLD US.
SEC 1-12998.
CUSIP 87236N102.
SEDOL 2883094.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     February 23, 2006                              /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury